UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
R1 RCM Inc.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Common Stock, $0.01 par value
(TITLE OF CLASS OF SECURITIES)

749397 105
(CUSIP NUMBER OF CLASS OF SECURITIES)

R1 RCM Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611
Attention: Corporate Secretary
(312) 324-7820
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
Robert M. Hayward, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE
$3,357,159	$390

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $3,357,159 calculated using the Black-Scholes method based on a price per share of common stock of $3.87, the average of the high and low prices of the Issuer’s common stock as reported by The NASDAQ Stock Market LLC on May 10, 2017.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet

     The information set forth under Section I (“Summary Term Sheet—Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 12, 2017, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2. Subject Company Information

     (a) Name and Address. The issuer is R1 RCM Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611 and the telephone number of its principal executive offices is (312) 324-7820.

     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock held by a currently serving employee or director, whether vested or unvested, that were granted prior to November 12, 2016 under any Company stock option plan or other equity incentive plan arrangement and have an exercise price that is greater than the closing price of our common stock on the date that is the closing of the Offer period, currently scheduled to be June 12, 2017 (the “eligible options”) for new stock options. Each new stock option will be issued under the Company's Second Amended and Restated 2010 Stock Incentive Plan (the “Second A&R 2010 Plan”). As of May 11, 2017, options to purchase approximately 4,617,513 shares of the Company’s common stock were eligible for exchange in the exchange offer. The offer to exchange was previously approved by the Company's stockholders at the Company’s 2016 Annual Meeting of Stockholders. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B). The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A (“Information Concerning the Executive Officers and Directors of R1”) is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.3 (“Purpose of the Offer”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights and Change of Elections”), Section III.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

     (b) Purchases. Members of the Company’s Board of Directors and executive officers named in the compensation tables included in the last proxy statement that the Company filed with the SEC are eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.16 (“Information Concerning the Company”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The Second A&R 2010 Plan attached hereto as Exhibit (d)(1) also contains information regarding the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a) Purposes. The information set forth in the Offer to Exchange under Section III.3 (“Purpose of the Offer”) is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section III.3 (“Purpose of the Offer”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Exchange under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

     (a) Source of Funds. The information set forth in the Offer to Exchange under Section III.14 (“Fees and Expenses”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

     (b) Conditions. The information set forth in the Offer to Exchange under Section III.9 (“Conditions to Completion of the Offer”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company

     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A (“Information Concerning the Executive Officers and Directors of R1”) is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     Not applicable.

Item 10. Financial Statements

     (a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.18 (“Additional Information”) and Section III.19 (“Financial Information”) is incorporated herein by reference.

     (b) Pro Forma Information. Not applicable.

Item 11. Additional Information

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section II (“Risks of Participating in the Offer”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options
(a)(1)(B)	Election Form, including Agreement to Terms of Election and Instructions and Agreements Forming Part of the Terms and Conditions of the Offer
(a)(1)(C)	Form of Election Form / Notice of Withdrawal / Change of Election Form
(a)(1)(D)	Form of Cover Email to Eligible Option Holders
(a)(1)(E)	Frequently Asked Questions (FAQ)
(a)(1)(F)	Form of Cover Email from Total Rewards with Instructions on How to Access Election Form
(a)(1)(G)	Form of First Reminder Email for Offer to Exchange
(a)(1)(H)	Form of Final Reminder Email for Offer to Exchange
(a)(1)(I)	Form of Confirmation of Receipt of Election Form from Total Rewards
(d)(1)
Accretive Health, Inc. Second Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (file No. 001-34746) filed on December 12, 2016).

Item 13. Information Required by Schedule 13E-3

     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 12, 2017
R1 RCM INC.

                                    By: /s/ Christopher Ricaurte_____________
Christopher Ricaurte
Chief Financial Officer